Investor Relations:     1-858-668-1808

                                    info@thunderbirdgaming.com

2004 FIRST QUARTER REPORT

for the three months ended March 31, 2004

MESSAGE TO OUR SHAREHOLDERS

ON 2004 FIRST QUARTER RESULTS

International Thunderbird Gaming Corporation (CNQ -ITGC.U) announces its financial results for the first quarter ended March 31, 2004. All figures are in US dollars.

Revenues from continuing operations for the first quarter of 2004 were $5.6 million, an increase of 9% over 2003 revenues from continuing operations of $5.1 million for the same period. Net income for the period was $353 thousand compared to $676 thousand in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted by development efforts, NAFTA expenses and extraordinary promotional costs in Panama. The earnings per share were $0.01 in Q1 2004 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.2 million compared to $1.8 million for the same period in 2003. The Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $815 thousand at December 31, 2003 to $492 thousand at March 30, 2004.

In Panama, 2004 revenues for casinos with comparable 2003 results posted a 3.5% decrease for the quarter compared to the same period last year. Revenues were essentially the same as Q1 2003 when the results from DeCameron beach casino, which opened in April 2003, are included. Panama spent $542 thousand in marketing and promotions during Q1 2004 (an increase of over $300,000 for the same period in 2003). This amount was invested to counteract a dramatic increase in competition in the Panama market resulting from an approximate 60% increase in product in the market in the quarter.

In Guatemala, revenues for the first quarter increased 8% over the same period in 2003. The steady introduction of an additional 25 machines has had a positive impact on operations, as has the Fiesta Cafe, which provides standard bar fare and sandwiches. The salon now operates with a total of 283 machines.

In Nicaragua, the two casinos generated strong revenues of $2.3 million for the quarter. The Company merged in March 2003, and reflects in the statement of operations its 20.54% interest as equity gain in equity investments. Buoyed by the strength of its revenue performance, the Company is able to report a net equity gain of $113 thousand for the quarter.

In Venezuela, the foreign exchange rate was allowed to float since February 2004, after the government froze the rate in February 2003 at 1,600 Bolivars to 1 US dollar. The currency has further devalued to 1,900 Bolivars to 1 US dollar. In spite of the devaluation, the entity enjoyed in Q1 2004, one of its biggest local-currency revenue periods, including a record month in February 2004. Revenues, in the local currency, for the quarter were 50% greater than the comparable period in 2003. The entity posted operating profit of $354 thousand for the quarter, before the impact of foreign exchange, and continues to meet its operating obligations. The Company is pleased that construction of the "Events Center" at the Intercontinental Hotel in Puerto Ordaz has been completed. This "Events Center" is an added boost to attracting patrons into the Fiesta Casino.

In Costa Rica, where the Company began operations in October 2003, revenues were $567 thousand for Q1 2004. The operation, which has 68 table positions and 195 machines, generated a profit of $118 thousand for the quarter, of which 50% is consolidated by the Company.

The Company's development efforts in Chile continue to advance. As stated in previous releases, two casino development agreements have been signed that are contingent upon the passage of the law and the winning of public bids. The law is currently in the last committee in the Senate and passage is expected this year, with bids in early 2005. Agreements for other casino properties, which would form the foundation for a bid proposal, are under negotiation.

The Company continues to pursue financing for new gaming opportunities in Costa Rica. The Company previously entered into a Letter of Intent with a U.S. financial group as disclosed in the April 19, 2004 Press Release. This LOI was recently terminated and the warrants tied to this proposed financing were cancelled. The Company is working with current partners to build the newly developed operations. Dilution will occur at the project level.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q1 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q1 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2004 AND RECENT DEVELOPMENTS

        A.    Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended March 31, 2004.

        The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the Quarter ended March 31:	2004	2003
Revenue	5,610	5,131
Net income	353	676
Earnings per share -basic & fully diluted	0.01	.03

For the Period as at:	March 31, 2004	December 31, 2003
End of period working capital (deficiency)	(492)	(815)
Total assets	16,900	16,998
Long term debt (2)	4,675	4,985
Total liabilities	11,634	12,201
Share capital (3)	21,288	21,266
Foreign exchange adjustment	(385)	(415)
Deficit	(15,915)	(16,261)

  Under Canadian GAAP.
  Excludes the current portion of the long-term debt.
  The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.
	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2
Revenue	5,610	5,989	5,435	5,231	5,131	5,306	4,252	4,511
Income (loss) from continuing operations	353	989	704	684	676	450	(63)	(154)
Net income (loss)	353	989	704	684	676	469	(74)	(121)
Earnings (loss) per share - basic	0.01	0.04	0.03	0.03	0.03	0.02	Nil	(0.01)
Earnings (loss) per share - diluted	0.01	0.03	0.02	0.03	0.03	0.02	Nil	(0.01)

B.     Comparison of Results of Operations - Quarter ended March 31, 2004 Compared to Quarter Ended March 31, 2003.

Revenues from continuing operations for the first quarter of 2004 were $5.6 million, an increase of 9% over 2003 revenues from continuing operations of $5.1 million for the same period. Net income for the period was $353 thousand compared to $676 thousand in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted by development efforts, NAFTA expenses and extraordinary promotional costs in Panama. The earnings per share were $0.01 in Q1 2004 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.2 million compared to $1.8 million for the same period in 2003. The Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $815 thousand at December 31, 2003 to $492 thousand at March 30, 2004.

In Panama, 2004 revenues for casinos with comparable 2003 results posted a 3.5% decrease for the quarter compared to the same period last year. Revenues were essentially the same as Q1 2003 when the results from DeCameron beach casino, which opened in April 2003, are included. Panama spent $542 thousand in marketing and promotional during Q1 2004 (an increase of over $300,000 for the same period in 2003). This amount was invested to counteract a dramatic increase in competition in the Panama market resulting from an approximate 60% increase in product in the market in the quarter.

In Guatemala, revenues for the first quarter increased 8% over the same period in 2003. The steady introduction of an additional 25 machines has had a positive impact on operations, as has the Fiesta Cafe, which provides standard bar fare and sandwiches. The Salon now operates with a total of 283 machines.

In Nicaragua, the two casinos generated strong revenues of $2.3 million for the quarter. The Company merged in March 2003, and reflects in the statement of operations its 20.54% interest as equity gain in equity investments. Buoyed by the strength of its revenue performance, the Company is able to report a net equity gain of $113 thousand for the quarter. The Company recorded in the first quarter of 2003 breakeven results for its Nicaragua operations.

In Costa Rica, where the Company began operations in October 2003, revenues were $567 thousand for Q1 2004. The operation, which has 68 table positions and 195 machines, generated a profit of $118 thousand for the quarter, of which 50% is consolidated by the Company.

The Company recorded development costs of $75 thousand in Q1 2004 compared to $153 thousand in Q1 2003. The current period costs relate primarily to the Company's ongoing development in Chile. The Company has also paid its share of the costs involving the NAFTA claim against the government of Mexico. The amount of $76 thousand was expensed in Q1 2004, and the Company does not anticipate any significant additional cash requirements for this effort, pending the decision of the arbitrators. Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations using the fair value based method of accounting. During the 1st quarter 2004, the Company included in its general and administrative expense a charge of $68 thousand related to options issued in the period.

In the 1st quarter of 2004, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.2 million or $0.05 per share, compared to $1.8 million or $0.08 per share for the same period in 2003. Earnings per share from continuing operations was $0.01 in 2004 compared to $0.03 in 2003.

C.     Capital Resources and Liquidity. Cash provided by continuing operations decreased to a negative $384 thousand for the quarter ended March 31, 2004 compared to cash provision of $186 thousand for the same period in 2003. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents decreased to $1.3 million at March 31, 2004 from $2.2 million at December 31, 2003. In addition to the development and NAFTA fundings, the Company expended $523 thousand on capital expenditures and retirement of old debt, which improved the working capital deficiency. The working capital deficiency of $815 thousand at the end of 2003 has been reduced to $492 thousand at March 31, 2004. Total long-term debt and capital lease obligations at March 31, 2004, were $4.7 million, reflecting a decrease of $310 thousand since December 31, 2003.

The Company raised $22 thousand during the 1st quarter of 2004 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of March 31, 2004, the Company had outstanding share options exercisable for up to 2,815,984common shares at prices ranging from CDN$0.08 to CDN$1.19 per share. If all share options are exercised, to which no assurance can be given, 2,815,984 common shares would be issued generating proceeds of approximately CDN$1.1 million.

D.     Effect of Recent Developments on Operations

  Costa Rica. The Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company entered into a 50/50 partnership with local investors and it obtained a lease and license and has begun to operate a casino at the Presidente Hotel in downtown San Jose. The Company is advancing its development efforts in Costa Rica. The Fiesta Casino at the Presidente Hotel now has 113 gaming machines and 34 table positions. In addition, the Company and its local 50% Costa Rica partner recently signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300.

  Guatemala. In April 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue. The Company also leased additional space and added a bar as well as additional video lottery machines. The video lottery saloon at the Camino Real continues to yield consistent and reliable results. Revenues increased a modest 4% in 2003 compared with 2002. However, revenues are up 10% for the 4 months ended April 30, 2004, compared with the same period in 2003, with the addition of 29 machines. The Fiesta Cafe serves drinks and sandwiches, and continues to be well received by the patrons of the Salon. The Company is waiting for the new government to enact regulations before it pursues further locations.

  Nicaragua. In January 2003, the Company entered into an agreement with Hopewell Ltd. to merge its Nicaragua Fiesta Casino operation with Hopewell's Pharoah's Casino. The Company's net 20.54% interest in Nicaragua generated net profits of $239 thousand in 2003, based on our ten months of combined operations. The Company also recorded in 2003 a one time gain of $830 thousand as a result of the merger. The two casinos continue to perform well with its combined 211 slot positions and 114 table positions.

  Venezuela. The Company is concerned over the continued devaluation of the local currency. The foreign exchange rate was allowed to float since February 2004, after the government froze the rate in February 2003 at 1,600 Bolivars to 1 US dollar. The currency has further devalued to 1,900 Bolivars to 1 US dollar. In spite of the devaluation, the entity enjoyed in Q1 2004, one of its biggest local-currency revenue periods, including a record month in February 2004. Revenues, in the local currency, for the quarter were 50% greater than the comparable period in 2003. The entity posted operating profit of $354 thousand for the quarter, before the impact of foreign exchange, and continues to meet its operating obligations. The Company is pleased that construction of the "Events Center" at the Intercontinental Hotel in Puerto Ordaz has been completed. This "Events Center" is an added boost to attracting patrons into the Fiesta Casino. The conclusion of the project will relieve some of the stress on the operations cash flow. The Company's investment includes advances and receivables for which it expects repayment. The Company wrote down to nil in 2002 all of its contributions characterized as capital. However, the Company fully believes it will recover its advances in their entirety.

  Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a NAFTA claim against the government of Mexico and completed a five day evidentiary hearing on April 30, 2004. The three member international tribunal panel is expected to issue its ruling on the claim within the next several months. The Company pursued the NAFTA claim against Mexico throughout 2003. The Company is fully committed to the NAFTA process and believes that this forum offers a transparent and fair resolution of a meritorious claim. Simply put the Company seeks to have the international tribunal "right a very egregious wrong." The Company's Mexico Skill Game enterprise was well on its way to becoming an anchor business before Mexico illegally shut the operations down. The Company, as the managing and controlling investor hired a well qualified team of lawyers who presented the facts and law in a thorough manner. The case has been arbitrated and is in final briefing, culminating in a decision that will be reached in the next several months. Closing briefs are due June 30, 2004. The Company contributed approximately $200,000 of "in kind services" toward the legal effort through utilization of management time consisting of in house legal and accounting work. In addition, by the conclusion of the case, the Company and its investors will have contributed $618,000 of cash for outside legal fees, tribunal fees and miscellaneous costs. The Company's portion of this cash contribution is $263,000, of which $76 thousand was expensed in Q1 2004.

  Chile. The Company opened a "development office" in Chile to pursue opportunities pending legislation that authorizes the establishment of additional gaming licenses. New casino legislation in Chile continues to advance. When approved, the law will allow for at least 11 new licenses to be granted. The Capitol City of Santiago is the only market that will be excluded from having casinos. In its current form, the new casino legislation provides that all new licenses will be subject to a public bid process taking into account clearly defined parameters. The Company has advanced its proposed project in the southern city of Rancagua by signing a contingent agreement to secure a prime real estate location on a major thoroughfare for the development of a casino and hotel. Rancagua has an urban population of 235,000 and is a regional service center for another 800,000 people from Chile's 6th Region. This is the second such agreement that Thunderbird has signed in Chile. The first is for the southern city of Talca. The Company continues on a course of locating and securing strategic casino sites in order to present comprehensive tourist projects within the bidding process. Negotiations are ongoing with strategic Restaurant and hotel partners.

  Panama. In April 2003, the Company opened the DeCameron Beach Casino in Panama. It also implemented a player tracking system in Panama which positively impacted slot revenues and profitability. A remodel and expansion of the property in David, Panama was completed. The Company built and began to operate separate "for profit" bars in David and the El Panama properties.

  Miscellaneous. The Company has developed an in-house design group which develops and designs highly thematic restaurants, bars and casinos. This group is a key element of the products which the Company can and is now developing.

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	March 31, 2004	December 31, 2003

ASSETS

Current assets
Cash and cash equivalents	$1,282	$2,150
Accounts receivable less allowance for doubtful accounts of $Nil (2003 - $Nil)	2,922	2,614
Prepaid expenses and supplies	1,138	551
Current portion of amounts receivable	313	307

Total current assets	5,655	5,622

Restricted cash	884	943

Amounts receivable less allowance for doubtful accounts of $Nil (2003 - $Nil) (Note 4)	694	742

Investments in and advances to equity investees (Note 5)	1,736	1,665

Property and equipment	6,264	6,161

Other assets	1,667	1,865

Total assets	$16,900	$16,998

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	March 31, 2004	December 31, 2003

Continued
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,816	$4,234
Income taxes payable	449	512
Current portion of capital lease obligations	3	8
Current portion of loans payable	1,687	1,464
Current portion of other payables	192	219

Total current liabilities	6,147	6,437

Capital lease obligations	5	7
Loans payable	4,012	4,312
Other payables (Note 6)	658	666
Future income taxes	812	779

Total liabilities	11,634	12,201

Non-controlling interest	150	149

Shareholders' equity
Share capital	21,288	21,266
Contributed surplus	128	65
Deficit	(15,915)	(16,268)
Foreign exchange adjustment	(385)	(415)

Total shareholders' equity	5,116	4,648

Total liabilities and shareholders' equity	$16,900	$16,998

Nature of operations (Note 1)

On behalf of the Board:

	Director	Director

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States Dollars)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

	2004	2003

REVENUE
Gaming operations	$5,610	$5,131

COSTS AND EXPENSES
Gaming operations	2,133	1,759
General and administrative	2,216	1,457
Project development	75	153
Amortization	436	487
Financing costs	235	335
Equity gain in equity investees and write-down of equity investment (Note 5)	(67)	(54)

	5,028	4,137

Income before income taxes	582	994

Income taxes
Current	162	263
Future	37	44

	199	307

Income from continuing operations before non-controlling interest	383	687
Non-controlling interest	30	11

Net income for the period	353	676
Deficit, beginning of year	(16,268)	(19,321)

Deficit, end of year	$(15,915)	$(18,645)

Basic earnings per share (Note 7)	$0.01	$0.03

Diluted earnings per share (Note 7)	$0.01	$0.03

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$353	$676
Items not affecting cash:
Amortization	436	487
Equity (gain) in equity investments	(67)	(54)
Future income taxes	37	44
Non-controlling interest	30	11
Other	59	(84)

Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	(310)	748
Increase in inventories and prepaid expenses	(415)	(285)
Decrease in accounts payable and accrued liabilities	(438)	(1,255)
Decrease in income taxes payable	(63)	(31)
Decrease in other liabilities	(6)	(71)

Continuing operations	(384)	186
Discontinued operations	-	(9)

Net cash provided by operating activities	(384)	177

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable, net	42	57
Expenditures on capital assets, net	(523)	(201)
Investment in and advances to equity investees (Note 5)	(4)	(349)
(Increase) decrease in restricted cash	59	117
Decrease in other assets	4	6

Net cash used in investing activities	(422)	(370)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common shares	22	-
Loans payable	330	3,119
Repayment of loans and leases payable	(414)	(2,746)

Net cash provided by financing activities	(62)	373

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

	2004	2003

Continued

Change in cash and cash equivalents during the period	(868)	180

Cash and cash equivalents, beginning of period	2,150	1,162

Cash and cash equivalents, end of period	$1,282	$1,342

Supplemental disclosure with respect to cash flows:
Interest paid	$226	$462
Income taxes paid	169	294

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

THREE MONTHS ENDED MARCH 31, 2004

1.     NATURE OF OPERATIONS

International Thunderbird Gaming Corporations' ("The Company") primary business activity is the provision of services to the gaming industry located in the Republic of Panama, Guatemala, Nicaragua, Venezuela and Costa Rica. The Company currently manages twelve casinos in these locations.

2.     BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.     NICARAGUAN MERGER

In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company owns a net 20.54% equity interest in the merged entity, which is reflected at 26% with a 5.46% non-controlling, minority interest.

4.     AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	March 31, 2004	December 31, 2003

Apuestas Continentales, S.A.	408	408
The Fantasy Group S.A.	217	217
Hopland Band of Pomo Indians	345	388
Other	37	36

	1,007	1,049
Current portion of amounts receivable	(313)	(307)

	$694	$742

INTERNATIONAL INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

THREE MONTHS ENDED MARCH 31, 2004

5.     INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela (Note 5b), managed operations in various skill game locations in Mexico (Note 5a), and jointly manages operations in two casinos in Nicaragua (Note 5c). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:
	March 31, 2004				December 31, 2003
	Nicaragua	Mexico	Venezuela	Total	Nicaragua	Mexico	Venezuela	Total
Investment and
advances	$ 543	$ 1,534	$ 2,392	$ 4,469	$ 610	$ 1,458	$ 2,397	$ 4,465

Gain (loss / write-down) of equity
investment	445	(1,534)	(1,644)	(2,733)	302	(1,458)	(1,644)	(2,800)

	$ 988	$ -	$ 748	$ 1,736	$ 912	$ -	$ 753	$ 1,665

6.     OTHER PAYABLES

	March 31, 2004	December 31, 2003

Support Consultants, Inc.	$ 80	$ 104
Former directors and former associated companies	393	408
Other	377	373

	850	885
Current portion of other payables	(192)	(219)

	$ 658	$ 666

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

THREE MONTHS ENDED MARCH 31, 2004

7.     EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	March 31, 2004 (000's)	March 31, 2003 (000's)

Weighted average shares used in computation of basic earnings per share	24,463	23,564

Effect of diluted securities
Stock options and warrants	2,733	486

Weighted average shares used in computation of diluted earnings per share	27,196	24,051

Net income for the period	$ 353	$ 676

8.     SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

March 31, 2004	Panama Gaming	Guatemala Video Lottery	Corporate And Other	Total

External revenue	$ 4,337	$ 787	$ 486	$ 5,610
Amortization	369	31	36	436
Income tax expense	153	46	-	199
Net income (loss) from continuing operations	242	333	(222)	353
Segment assets	9,225	553	7,122	16,900

March 31, 2003	Panama Gaming	Guatemala Video Lottery	Corporate And Other	Total
External revenue	$ 4,342	$ 523	$ 266	$ 5,131
Amortization	415	22	50	487
Income tax expense	259	43	5	307
Net income (loss) from continuing operations	396	332	(52)	676
Segment assets	8,295	1,016	3,830	13,549

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

THREE MONTHS ENDED MARCH 31, 2004

8.     SEGMENTED INFORMATION (cont'd...)

Geographic information as at March 31, 2004:

	Panama	Guatemala	United States	Other	Total

Revenue	$ 4,337	$ 787	$ -	$ 486	$ 5,610
Property and equipment	5,216	270	106	672	6,264

Geographic information as at March 31, 2003:
	Panama	Guatemala	United States	Other	Total

Revenue	$ 4,342	$ 523	$ 266	$ -	$ 5,131
Property and equipment	5,484	110	138	-	5,732

These interim financial statements have not been reviewed by our auditor, Davidson & Company, Chartered Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

_______________________________________ Jack R. Mitchell CEO & President	_______________________________________ Booker T. Copeland III CFO & Corporate Secretary

CORPORATE OFFICE

12155 Dearborn Place

Poway, California 92064 USA

Tel: (858) 668-1808

Fax: (858) 668-1722

THUNDERBIRD PANAMA Calle Alberto Navarro, El Cangrejo Apartado 87-0558 Zona 7 Panama City, Panama Republic of Panama Tel: (507) 223-1234 Fax: (507) 223-0864	THUNDERBIRD DE GUATEMALA, S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
FIESTA CASINO GUAYANA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	BUENA ESPERANZA LIMITADA, S.A. Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
THUNDERBIRD DE COSTA RICA 100 Meters West and 400 Meters North of ICE Sabana P.O. Box 440-1100 San Jose, Costa Rica Tel: (506) 220-1079 Fax: (506) 290-7261	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada

OFFICERS

Jack R. Mitchell, President & CEO

Clay Hardin, VP, Gaming Operations

Booker T. Copeland III, CFO and Corp Secretary

Albert W. Atallah, General Counsel and COO

CAPITALIZATION

Common Shares Issued:

24,511,687 (as of May 26, 2004)

DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duval Montreal, Canada Salomon Guggenheim Zurich, Switzerland	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 -204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
SHARES LISTED Canadian Trading and Quotation System Inc. Common Stock Symbol: ITGC.U	WEBSITE www.thunderbirdgaming.com